Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 3, 2023

VIA EDGAR TRANSMISSION

Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Series Portfolios Trust (the “Trust”)
File Nos.: 333-206240 and 811-23084
    Panagram AAA CLO ETF (S000080393)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided to Adam Smith on March 29, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 165 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding a new series, the Panagram AAA CLO ETF (the “Fund”) to the Trust. PEA No. 165 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 27, 2023.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

General Comment

1.Staff Comment: In connection with launch of the Panagram BBB-B CLO ETF, the Staff issued comments concerning liquidity, arbitrage, etc. These issues would similarly apply to CLO funds with different ratings. In correspondence, please provide the Staff with additional detail about the differences between the two funds’ investable universe and how that impacts the concerns expressed in prior Staff comments. Please ensure your response addresses intervening events that may impact your response including, as applicable, any economic, legal or regulatory developments.

Response: As in the response to Staff comments in connection with the launch of Panagram BBB-B CLO ETF, the Trust first responds supplementally by affirming its belief that the Fund’s investment strategies and the anticipated liquidity of portfolio investments, during both normal and reasonably foreseeable stressed conditions, is appropriate for an open-end fund.

CLO tranches rated AAA are generally viewed as high-quality, liquid alternatives for excess cash. The Adviser believes that the Fund’s investments generally will be classified as “highly liquid” investments based on the current liquidity classifications received from ICE Data Pricing & Reference Data, LLC for Panagram BBB-B CLO ETF.

The CLO market has continued to grow, resulting in the asset class becoming increasingly more liquid and frequently traded. Primary CLO issuance in 2022 was the second highest year on record at $128 billion. There are currently between $900 billion and $1 trillion of CLOs outstanding.

CLOs continue to have an active secondary market. In 2022, approximately $56 billion of CLOs were listed on BWICs (“bids wanted in competition” – one measure of secondary activity), and 52% of that total was for CLO tranches rated AAA. Year-to-date, approximately $8 billion of CLOs have been traded, with 57% being CLO tranches rated AAA. Like many other fixed income products, CLOs settle on a T+2 basis. Given the robust secondary market, the Fund expects to be able to meet redemptions on a daily basis without significantly diluting the Fund’s remaining shareholders. CLO tranches rated AAA have increased structural protections as a result of being the most senior tranche in a CLO. The overall market for AAA rated CLOs is much larger than for BBB or BB rated CLOs. In a CLO structure, the AAA tranche generally makes up approximately 65% of the entire capital structure of the deal. The BBB and BB rated tranches are much smaller, each usually representing less than 10% of the capital structure for the deal. AAA rated CLOs account for roughly ~60% of all tranches in the CLO universe, so the addressable market size is larger for Panagram AAA CLO ETF than Panagram BBB-B CLO ETF.

The Trust also believes it is beneficial to offer CLO exposure in an open-end fund because investing in CLOs provides a way for investors to add a diversifying asset class to their portfolios. CLOs are stable and consistently yielding investments, which are suitable for an income focused portfolio. The structural protections embedded in CLOs have led to low historical default rates. CLOs are generally a floating-rate asset class, which can be beneficial in a rising rate environment. Since 2010, there have been zero CLO tranches rated AAA, AA, or A that have defaulted, out of a universe of approximately 3,600 CLOs. CLOs have typically been an institutional product, purchased by banks, insurance companies, hedge funds, and separately managed accounts. The Fund would provide individual investors with access to the CLO asset class with the liquidity, transparency, and low-cost features of an open-end fund structure. The CLO market has been through numerous cycles, including the global financial crisis. It is anticipated that the market will continue to experience unforeseen events that could have negative impacts, however, AAA rated CLOs are structured well enough to withstand significant negative market events. Recent banking events are not expected to affect the proposed portfolio of Panagram AAA CLO ETF. In the short term, there may be certain bank buyers of AAA rated CLOs who may allocate less to this sector as they manage their cash. However, CLOs may be an increasingly attractive asset for more bank buyers, being a floating rate product, and could also be a natural hedge to the duration risks that were highlighted during the recent regional banking crisis.

Prospectus – Summary Section

2.Staff Comment: The Principal Investment Strategies section notes that the Fund’s portfolio managers have “a specialized focus on CLOs through multiple credit cycles[.]” In the disclosure, please define what constitutes a credit cycle.

Response: The Trust responds by adding the following disclosure:

“A “credit cycle” describes the increases and decreases of access to credit by borrowers, typically occurring over a several year time frame.”

3.Staff Comment: Please revise the Principal Investment Strategies disclosure to discuss in greater detail the Adviser’s approach for selecting CLO investments. Later, in Item 9, provide additional detail about how CLOs operate and their underlying loans. Revised disclosure might address how they are managed and the types of borrowers who typically have their debts purchased by CLO vehicles. While it is the Staff’s understanding that CLOs have not historically experienced credit losses, other sources of potential losses whether due to changes in interest rate spreads, refinancing rates or market conditions and perceptions about particular CLOs should be addressed.

Response: The Trust responds by revising the Principal Investment Strategies disclosure in Item 4 and Item 9 as follows:

    Item 4:
“These loans are often issued as “covenant lite” loans, which have few or no financial maintenance covenants. “Financial maintenance covenants” are covenants that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. In the absence of such covenants, the CLO manager may be unable to declare an event of default if financial performance deteriorates, renegotiate the terms of the loan based upon the elevated risk levels, or take other actions to help mitigate losses.

In selecting investments for the Fund, the Adviser applies a bottom-up approach that reviews the current market environment for potential investment opportunities, including newly issued and secondary market CLOs. The Adviser’s analysis of each CLO includes: assessment of the manager of the CLO; analysis of the CLO’s documentation, cash flow waterfall and structural terms; assessment of the CLO’s ability to meet principal and interest payments to its various tranches; performance of the CLO’s underlying collateral and the CLO’s tranches under stressed market conditions; and general industry trends and any changing financial market conditions. The Adviser monitors the Fund’s portfolio on a daily basis to proactively position investments for changing market conditions, and the Fund may sell or reduce a position when a more attractive investment becomes available or when the value of an investment becomes unattractive, taking into consideration current market conditions. The Fund may also sell an investment based on the Adviser’s re-evaluation of an investment’s credit profile. Although the Adviser uses due care in analyzing and monitoring the Fund’s portfolio, there can be no assurance that such analysis and monitoring will reveal factors that may impair the value of a CLO investment.”

    Item 9:
“CLOs are a type of structured credit, which is a sector of the fixed income market that also includes asset-backed and mortgage-backed securities. Typically organized as a trust or other special purpose vehicle~~s~~, a CLO issues debt and equity interests and uses the proceeds from this issuance to acquire a portfolio which is collateralized by a pool of primarily senior secured loans, (although they may include senior unsecured loans or subordinate corporate loans), which are highly diversified by underlying borrower and industry and subject to a variety of asset concentration limitations. Additionally, the underlying loans may include domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, some of which may individually be rated below investment grade, or the equivalent if unrated. The portfolio of underlying loans is managed by the CLO manager for a fixed period of time (the “reinvestment period”). During the reinvestment period, the CLO manager may buy and sell individual loans to create trading gains or mitigate losses. A CLO’s portfolio will generally be required to adhere to certain diversification rules established by the CLO issuer to mitigate against the risk of concentrated defaults within a given industry or sector. After a specified period of time, the majority owner of the equity interests in the CLO may seek to call the CLO’s outstanding debt or refinance its position. If not called or refinanced, when the reinvestment period ends, the CLO uses cash flows from the underlying loans to pay down the outstanding debt tranches and wind up the CLO’s operations. CLOs are asset-backed structures that issue multiple tranches varying in risk and yield based upon the priority of claims on the cash flows produced by the underlying loan pool. Senior tranches are paid from the cash flows from the underlying assets before the junior tranches and equity or “first loss” tranches. Losses are first borne by the equity tranches, next by the junior tranches, and finally by the senior tranches. Senior tranches pay the lowest interest rates but are generally safer investments than more junior tranches because, upon principal repayment in the collateral pool, senior tranches are typically paid first. The most junior tranches would attract the highest interest rates but suffer the highest risk of loss should the holder of an underlying loan default. If some loans default and the cash collected by the CLO is insufficient to pay all of its investors, those in the lowest, most junior tranches suffer losses first. The ratings assigned to CLO tranches reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it. Normally, CLOs are privately offered and sold, and thus are not registered under the securities laws.

The Fund intends to invest primarily in AAA rated tranches of CLOs, which is the highest quality rating that a CLO can receive. CLOs are securities structured to be exposed to the senior secured loans in a corporate capital structure, which means that the loans have payment priority over unsecured debt and common equity in a default situation. These loans are often issued as “covenant lite” loans, which have few or no financial maintenance covenants. “Financial maintenance covenants” are covenants that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. In the absence of such covenants, the CLO manager may be unable to declare an event of default if financial performance deteriorates, renegotiate the terms of the loan based upon the elevated risk levels, or take other actions to help mitigate losses. ~~The Fund’s typical investments are CLO tranches that are senior to the lower rated tranches of the CLO (i.e., the tranches held by the Fund have payment priority over the CLO’s lower rated tranches).~~

After purchase, a CLO tranche may have its rating reduced below the minimum rating required by the Fund for purchase. In such cases, the Adviser will consider whether to continue to hold the CLO security. The Fund is a “non-diversified” fund, meaning that a relatively high percentage of its assets are invested in a limited number of issuers of securities. However, the Fund will not invest more than 20% of its portfolio in CLOs managed by a single CLO manager. The Fund will only invest in CLOs with a minimum initial total offering size of $250 million. In addition to investments in CLOs rated, at the time of purchase, AAA, the Fund may also invest up to 20% of its portfolio in CLOs rated AA or A by an NRSRO. The Fund invests primarily in CLOs that are U.S. dollar denominated, and the Fund may invest in CLOs of any maturity or duration. CLOs typically have floating or variable interest rates, though some CLOs have fixed rates. The Fund will generally invest in floating-rate CLOs.

The Fund is actively managed and does not seek to track the performance of any particular index. In selecting investments for the Fund, the Adviser applies a bottom-up approach that reviews the current market environment for potential investment opportunities, including newly issued and secondary market CLOs. The Adviser’s analysis of each CLO includes: assessment of the manager of the CLO; analysis of the CLO’s documentation, cash flow waterfall and structural terms; assessment of the CLO’s ability to meet principal and interest payments to its various tranches; performance of the CLO’s underlying collateral and the CLO’s tranches under stressed market conditions; and general industry trends and any changing financial market conditions. The Adviser monitors the Fund’s portfolio on a daily basis to proactively position investments for changing market conditions, and the Fund may sell or reduce a position when a more attractive investment becomes available or when the value of an investment becomes unattractive, taking into consideration current market conditions. The Fund may also sell an investment based on the Adviser’s reevaluation of an investment’s credit profile. Although the Adviser uses due care in analyzing and monitoring the Fund’s portfolio, there can be no assurance that such analysis and monitoring will disclose factors that may impair the value of a CLO investment.”

4.Staff Comment: Please consider presenting the CLO Risk factor first.

Response: The Trust responds by making the requested revision.

5.Staff Comment: The Staff notes the Fund includes Covenant Lite Loan Risk. Please add corresponding and appropriate Item 4 and Item 9 investment strategy disclosure.

Response: The Trust responds by directing the Staff to the response to comment 3 above which includes revisions that are responsive to this comment.

6.Staff Comment: Please supplementally provide the performance benchmark to be used by the Fund once it presents performance in the prospectus.

Response: The Trust responds supplementally by stating the Fund’s benchmark will be J.P. Morgan CLO AAA Index.

7.Staff Comment: The Staff notes the Principal Investment Strategies disclosure indicates the Adviser focuses primarily on CLO securities and related investments. Please specify what is meant by “related investments” and add corresponding Item 4 and Item 9 risk disclosure as appropriate

Response: The Trust responds by revising the disclosure in Item 9 as follows:

“With a specialized focus on CLOs through multiple credit cycles, the Fund’s portfolio managers will select investments for the Fund by sourcing opportunities in primary (i.e., the initial offering for a security) and secondary markets (i.e., markets where the securities are traded following the initial offering) for CLO debt securities. A “credit cycle” describes the increases and decreases of access to credit by borrowers, typically occurring over a several year time frame. The Adviser focuses on CLO tranches rated AAA, which are senior to other tranches of the CLO (i.e., the tranches held by the Fund have payment priority over the CLO’s lower rated tranches). ~~The Adviser focuses primarily on CLO securities and related investments.~~ In addition, the Adviser will evaluate the Fund’s investment portfolio to balance total returns and capital protection by analyzing structural leverage (leverage affecting an asset’s capital structure) and portfolio composition.”

8.Staff Comment: In the disclosure, please clarify what is meant by “structural leverage”.

Response: The Trust responds by revising the disclosure in Item 4 and Item 9 as follows:

“The Adviser will evaluate the Fund’s investment portfolio to balance total returns and capital protection by analyzing a CLO’s structural leverage (leverage embedded in the CLO) and portfolio composition.”

9.Staff Comment: In the Principal Investment Strategies section in Item 9 of the Prospectus, please provide more disclosure about how the Adviser assess the skills of the CLO collateral manager and analyzes the structure of a CLO.

Response: The Trust responds by revising the disclosure as follows:

“The Adviser’s investment and security selection process focuses on assessing the skills of the CLO collateral manager and analyzing the structure of a CLO. The Adviser conducts due diligence of CLO managers to discern each manager’s investment process, credit sector analysis, risk appetite, and approach to risk management, taking into consideration the CLO manager’s tenure and track record in the CLO market, performance, analyst turnover, issuance record, and secondary market trading frequency.”

10.Staff Comment: Please supplementally provide the Staff with more about the Adviser’s role consulting and advising CLO equity holders and how Panagram intends to manage conflicts and other statutory obligations, such as Section 17 of the 1940 Act, as it relates to managing its two CLO Funds and its consulting activities.

Response: The Trust responds by supplementally noting that the Adviser serves from time to time as “structure advisor” to one or more CLOs. In this role, the Adviser is engaged by CLO issuers to consult and advise with respect to the rights of CLO equity holders under the relevant indenture and other governing documents of the CLO (e.g., their rights with respect to redemptions, additional issuances of notes, etc.). The Adviser does not exercise investment discretion in this role but serves as a non-discretionary advisor with respect to the CLO terms. The Adviser receives a fee for these services from the CLO issuer based on a percentage of the total assets in the CLO. Any such structure advisory fee is negotiated between the Adviser and the CLO issuer at the time of Panagram’s engagement as structure advisor.

The Adviser’s policy is that it does not invest assets of the Fund or the Panagram BBB-B CLO ETF (a separate series of the Trust for which the Adviser also serves as the investment adviser) in CLOs for which it serves as structure advisor and receives fees from the CLO issuer for such structure advisory services.
SAI

11.Staff Comment: Concentration. The Staff notes that the paragraph title “Concentration” on page 13 of the SAI includes disclosure that “The SEC staff has further maintained that a fund should consider the underlying investments, where easily determined, of investment companies in which the fund is invested when determining concentration of the fund.” Please remove the clause “where easily determined.”

Response: The Trust responds by making the requested revision.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP